Exhibit 20.1
CAPITAL PROPERTIES, INC. Parcels in Downtown Providence

Parcel #	Square Feet (sq. ft.)
CAPITAL CENTER:	PARCEL SIZE	DEVELOPMENT ON PARCELS
2 A & B	56,700	17 and 19 Story Condo Buildings—307,000 gross sq. ft.
2C	35,300	13 Story Office Building Under Construction — 325,000 gross sq. ft.
3S	48,000	13 Story Office Building—235,000 gross sq.ft.
3W	35,000
3E	24,000
4W	46,000
4E	22,000
5	54,000	8 Story Apartment Building—454,000 gross sq.ft.
6	276,000	Two 4 Story Residential Buildings Under Construction — 300,000 gross sq. ft.
7A	76,000	330 Car Public Parking Garage
8	36,000	4 Story Office Building—114,000 gross sq. ft.
9	72,000	10 Story Office Building—210,000 gross sq. ft.

OUTSIDE CAPITAL CENTER:
20	26,600	3-4 Story Historic Building in southwest corner of lot —18,000 gross sq. ft.